UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38279

SOGOU INC.

(Exact name of registrant as specified in its charter)

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☒

On September 25, 2019, the registrant held its annual general meeting of shareholders in Beijing, China. At the meeting, the registrant’s shareholders elected Charles Zhang, Xiaochuan Wang, Yu Yin, Joanna Lu, Bin Gao, Janice Lee, and Jinmei He to serve on the registrant’s Board of Directors until the next annual general meeting of shareholders. In addition, the shareholders ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors for the fiscal year ending December 31, 2019.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOGOU INC.

	By:	/s/ Joe Zhou
Joe Zhou
Chief Financial Officer

Date: September 25, 2019

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